UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the updated Articles of Association of Zealand Pharma A/S, or the Company. The Articles of Association have been amended to reflect a capital increase of DKK 2,684,461 as part of the completion of a directed issue and private placement, as announced in Company Announcement no. 34 / 2020 on June 17, 2020 and no. 35 / 2020 on June 18, 2020.

Furnished as Exhibit 99.1 is the press release (“company announcement”) of Zealand Pharma A/S, dated June 22, 2020, announcing the amended Articles of Association in connection to the registered increase in share capital.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas
	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: June 22, 2020

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Association

99.1	Press release dated June 22, 2020

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